UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of OCTOBER, 2004.

                        Commission File Number: 0-30920


                           BARADERO RESOURCES LIMITED
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [ ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           BARADERO RESOURCES LIMITED
                                           -------------------------------------

Date: OCTOBER 18, 2004                     /s/ Nick DeMare
     ------------------------------        -------------------------------------
                                           Nick DeMare,
                                           President & CEO

                              BARADERO RESOURCES LIMITED

      #1305 - 1090 West Georgia Street Vancouver, British Columbia, V6E 3V7
                    Phone: (604) 685-9316 Fax: (604) 683-1585
                             TSXV: BRH       OTCBB: BRHAF

--------------------------------------------------------------------------------

NEWS RELEASE                                                    OCTOBER 18, 2004

                               1ST QUARTER RESULTS


VANCOUVER, CANADA - BARADERO RESOURCES LIMITED (TSXV-BRH AND OTCBB-BRHAF) Mr. Nick DeMare, President, is pleased to provide the following first quarter results:

                                                    AUGUST 31,      AUGUST 31,
                                                       2004            2003
                                                         $               $
REVENUES

Oil and gas sales                                             -          14,284
                                                   ------------    ------------
EXPENSES

Production                                                    -           6,174
General and administration                               17,146           2,298
Depreciation, depletion and impairment                        -           4,655
                                                   ------------    ------------
                                                         17,146          13,127
                                                   ------------    ------------
INCOME (LOSS) BEFORE OTHER ITEMS                       (17,146)           1,157
                                                   ------------    ------------
OTHER ITEMS

Interest and other income                                21,465             105
Foreign exchange gain (loss)                            (2,270)           1,348
                                                   ------------    ------------
                                                         19,195           1,453
                                                   ------------    ------------
INCOME FOR THE PERIOD                                     2,049           2,610

DEFICIT - BEGINNING OF PERIOD                       (1,756,802)      (1,935,960)
                                                   ------------    ------------
DEFICIT - END OF PERIOD                             (1,754,753)      (1,933,350)
                                                   ============    ============

BASIC AND DILUTED EARNINGS PER SHARE                       0.00            0.00
                                                   ============    ============

Baradero Resources Limited
News Release                                                              Page 2



RESULTS OF OPERATIONS

During the three months ended August 31, 2004 ("2004") the Company reported a net income of $2,049, a decrease of $561 compared to the comparable period in 2003 ("2003").

Oil and gas sales for 2003 was $14,284. Revenues from oil and gas sales in 2003 were generated from the West Ranch Field well. Effective March 1, 2004, the Company sold its interest in the West Ranch Field well. Production costs of $6,174 were incurred and depletion of $4,655 was recorded for 2003.

General and administration costs increased by $14,848, from $2,298 in 2003 to $17,146 in 2004. The increase in costs in 2004 was due to an increase in accounting, administration and management services provided by Chase Management Ltd. ("Chase"), a private company owned by Nick DeMare, and the services of Mr. DeMare as President of the Company. Chase is currently paid $5,000 per month.

During the three months ended August 31, 2004, the Company sold 36,000 shares of Secure One Inc. and 2,500 shares of Halo Resources, for total proceeds of $9,367, recognizing a gain of $6,547.

FINANCIAL CONDITION / CAPITAL RESOURCES

As at August 31, 2004, the Company had an accumulated deficit of $1,754,753, working capital of $96,456 and advances payable of $123,000. The Company also held marketable securities with a quoted market value, at August 31, 2004, of $108,795. The Company will require additional advances or equity financing to pursue any business opportunities and meet ongoing corporate overhead. There are no assurances that the Company will be able to identify and complete acquisitions or obtain sufficient additional resources.

ON BEHALF OF THE BOARD


/s/ NICK DEMARE
----------------------
Nick DeMare, President



FORWARD LOOKING STATEMENTS

This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.

                  The TSX Venture Exchange has not reviewed and
             does not accept responsibility for the adequacy or the
                            accuracy of this release.